                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998


                        Commission File Number 000-24503

                         WHIDBEY ISLAND BANK 401(K) PLAN
                            (Full title of the plan)




                           WASHINGTON BANKING COMPANY
                             1421 S.W. BARLOW STREET

                          OAK HARBOR, WASHINGTON 98277

--------------------------------------------------------------------------------

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                    FORM 11-K

                               WHIDBEY ISLAND BANK

                                   401(K) PLAN



                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                          YEAR ENDED DECEMBER 31, 1998



                                TABLE OF CONTENTS



                                                                            PAGE
                                                                            ----
Independent Auditors' Report                                                  1

Statements of Net Assets Available for Benefits                               2

Statement of Changes in Net Assets Available for Benefits                     3

Notes to Financial Statements                                                 4

Schedule 1 - Line 27(a)--Schedule of Assets Held for Investment Purposes     12

Schedule 2 - Line 27(d)--Schedule of Reportable Transactions                 13


Exhibits

        23.1 Consent of Independent Accountants

Signatures

                          INDEPENDENT AUDITORS' REPORT



The Participants and the Plan Administrator
Whidbey Island Bank 401(K) Plan:


We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(K) Plan (Plan) as of December 31, 1998 and 1997, and the related statement of change in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Plan has not reported certain historical cost information in the schedule of reportable transactions. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                             /s/ KPMG LLP

Seattle, Washington
July 2, 1999

                               WHIDBEY ISLAND BANK
                                   401(K) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997



                                                           1998            1997
                                                        ----------      ----------
Assets:
    Investments at fair value:
       Money market funds                               $  134,988         302,255
       Mutual funds                                      1,481,956       1,743,849
       Bonds                                                  --            12,103
       Common stock                                        691,492            --
       Participant notes receivable                           --             2,613
                                                        ----------      ----------
                                                         2,308,436       2,060,820
                                                        ----------      ----------

    Receivables:
       Sponsor                                               2,769            --
       Participants                                         10,174           6,848
                                                        ----------      ----------
                                                            12,943           6,848
                                                        ----------      ----------
                 Net assets available for benefits      $2,321,379       2,067,668
                                                        ==========      ==========


See accompanying notes to financial statements.

                               WHIDBEY ISLAND BANK
                                   401(K) PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1998


Additions to net assets available for benefits attributed to:
    Investment income:
       Interest and dividends                                           $    20,519
    Net depreciation in fair value of investments                          (107,749)
                                                                        -----------

                                                                            (87,230)
                                                                        -----------

    Contributions:
       Participants                                                         241,088
       Sponsor                                                               67,440
       Rollovers                                                             66,145
                                                                        -----------

                                                                            374,673
                                                                        -----------

                 Total additions                                            287,443
                                                                        -----------

Deductions from net assets available for benefits
    paid to participants                                                     33,732
                                                                        -----------

                 Net increase in net assets available for benefits          253,711

Net assets available for benefits at beginning of year                    2,067,668
                                                                        -----------

Net assets available for benefits at end of year                        $ 2,321,379
                                                                        ===========


See accompanying notes to financial statements.

                         WHIDBEY ISLAND BANK 401(K) PLAN

                          Notes to Financial Statements

                                December 31, 1998



(1)   PLAN DESCRIPTION

      The following description of the Whidbey Island Bank 401(K) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      (a)  GENERAL

           The Plan is a defined contribution plan established for employees of Whidbey Island Bank (Sponsor) and the Bank's subsidiary, WIB Financial Services, Inc., who are at least 21 years of age and have completed 1 year of service.

           The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (b)  ADMINISTRATION

           The Sponsor is the Plan administrator and has appointed certain designated directors of the Company to serve as trustees of the Plan's assets. The assets of the Plan are held by Safeco Mutual Funds (Safeco) at December 31, 1998, and were held by Fidelity Investments (Fidelity) at December 31, 1997. The assets were transferred from Fidelity to Safeco in May, 1998.

      (c)  ELIGIBILITY, CONTRIBUTIONS AND PARTICIPANTS' ACCOUNTS

           All employees of the Sponsor who are age 21 or older and have completed a 12-month period in which employees work 1,000 hours of service or more are eligible to contribute to the Plan and are eligible for the employer matching contribution. All eligible employees are participants in the Plan whether or not actual contributions are made.

           Accounts are established for each participant and include the participant's contributions (including those rolled over from another qualified plan or trust), employer matching contributions, any discretionary contributions from the Sponsor and earnings thereon. Discretionary contributions totaled $0 and $16,934 in 1998 and 1997, respectively.

           Participants may contribute up to 15% of pretax annual compensation, limited by the Internal Revenue Code to $10,000 in 1998. The Sponsor's matching contribution is 50 cents for each dollar contributed on the first 5% of the participant's eligible compensation.



                                       4                             (Continued)

                         WHIDBEY ISLAND BANK 401(K) PLAN

                          Notes to Financial Statements

                                December 31, 1998


      (d)  VESTING

           Participants are immediately vested in their contributions, Sponsor matching contributions and earnings thereon. Vesting of the Sponsor's discretionary contribution and actual earnings thereon is based on years of credited service of participants. The following schedule sets forth the vesting schedule:

              YEARS OF VESTING SERVICE          VESTED PERCENT
           -------------------------------     ----------------
               Less than 1                       $      0%
               1                                        0
               2                                       20
               3                                       40
               4                                       60
               5                                       80
               6                                      100

           Participants become fully vested at the age of 65, upon the participant's death or upon permanent disability.

           Forfeitures of nonvested sponsor contributions are allocated to remaining participants and treated as Sponsor non-elective contributions for the Plan year. Forfeited nonvested balances during 1998 and 1997 amounted to approximately $500 and $1,300, respectively.

      (e)  INVESTMENT OPTIONS

           Effective May, 1998, participants have the option of directing their contributions in 1% increments into any one or more of the Plan's investment fund options: Washington Banking Company Common Stock, Safeco International Stock Fund, Janus Worldwide Fund, Safeco Small Company Fund, Safeco Growth Fund, Safeco Northwest Fund, Neuberger & Berman Equity Fund, Janus Fund, Safeco Equity Fund, Scudder Growth & Income Fund, Safeco Income Fund, American Century Group Value Equity Income Fund, Safeco High Yield Bond Fund, Loomis Sayles Bond Fund, and Safeco Money Market Fund. Prior to May 1998, participants had the following investment options: Fidelity Advisor Equity Growth Fund, Fidelity Advisor Balanced Fund, and Fidelity Advisor Intermediate Bond Fund. Prior to May 1998, Sponsor contributions were invested in Whidbey Island Bank Money Market Fund.

           Participants may change their investment options at anytime. The Sponsor contribution is made in cash and allocated to a participant's account balance in accordance with the participant's contributions elections.



                                       5                             (Continued)

                         WHIDBEY ISLAND BANK 401(K) PLAN

                          Notes to Financial Statements

                                December 31, 1998


      (f)  PARTICIPANT LOANS

           In 1997, participants had the option to borrow from the vested portion of their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. One participant had a loan balance at December 31, 1997 of $2,613. Effective May 1998, the Plan was amended and participants are not allowed to borrow from their account. There were no loans outstanding as of December 31, 1998.

      (g)  PAYMENT OF PLAN BENEFITS

           Participants may elect to have payments of vested benefits paid either in a lump sum or on an installment basis after their retirement or termination date. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship, as defined by the Plan. Distributions are paid in a single lump sum or, if the account balance exceeds $5,000 and at the participant's election, by payment in monthly, quarterly or annual installments over a fixed, reasonable period of time not to exceed the combined life expectancy of the participant and beneficiary.

      (h)  PLAN EXPENSES

           Expenses of the Plan are paid by the Sponsor and, therefore, are not included in the accompanying financial statements of the Plan.

      (i)  PLAN TERMINATION

           Although it has not expressed an intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated at some future date, all participants would become fully vested in their account balances.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)  BASIS OF PRESENTATION AND ACCOUNTING

           The Plan financial statements are presented on the accrual basis of accounting.

      (b)  VALUATION OF INVESTMENTS

           Investments are stated at fair value based on quoted market prices. Participant notes receivable are stated at cost which approximates fair value based upon prevailing interest rates.

           Net appreciation or depreciation of investments includes both realized and unrealized gains and losses. Purchases and sales of securities are recorded on a trade-date basis.

      (c)  PAYMENT OF BENEFITS

           Benefits are recorded when paid.



                                       6                             (Continued)

                         WHIDBEY ISLAND BANK 401(K) PLAN

                          Notes to Financial Statements

                                December 31, 1998


      (d)  USE OF ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)   TAX STATUS

      The Internal Revenue Service has determined and informed the Sponsor by a letter dated October 26, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan assets are managed by Safeco and Fidelity, through May, 1998, and therefore these transactions qualify as party-in-interest transactions.



                                       7                             (Continued)

                         WHIDBEY ISLAND BANK 401(K) PLAN

                          Notes to Financial Statements

                                December 31, 1998


(5)   INVESTMENTS

      The following table presents the assets held for investment purposes at December 31:

                                                       1998                            1997
                                            --------------------------      --------------------------
                                             PRINCIPAL                      PRINCIPAL
                                             AMOUNT OR                      AMOUNT OR
                                             NUMBER OF      INVESTMENT       NUMBER OF      INVESTMENT
                                              SHARES          VALUE           SHARES          VALUE
                                            ----------      ----------      ----------      ----------
Money market funds:
   Safeco Money Market Fund                    134,988      $  134,988            --        $     --
   Whidbey Island Bank Money Market
     Fund                                         --              --           302,255         302,255
                                                            ----------                      ----------

           Total money market funds                            134,988                         302,255

Mutual funds:
   Safeco International Stock Fund                 117           1,534            --              --
   Janus Worldwide Fund                          4,819         228,211            --              --
   Safeco Small Company Fund                    10,387         115,917            --              --
   Safeco Growth Fund                           22,550         511,881            --              --
   Safeco Northwest Fund                         7,515         133,235            --              --
   Neuberger & Berman Equity Fund                1,469          37,461            --              --
   Janus Fund                                    4,376         147,247            --              --
   Safeco Equity Fund                            7,119         165,520            --              --
   Scudder Growth & Income Fund                  4,773         125,573            --              --
   Safeco Income Fund                              501          11,770            --              --
   American Century Group Value
     Equity Income Fund                            529           3,337            --              --
   Safeco High Yield Bond Fund                      31             270            --              --
   Fidelity Advisor Equity Growth Fund            --              --            30,492       1,412,209
   Fidelity Advisor Balanced Fund                 --              --            18,222         331,640
                                                            ----------                      ----------

           Total mutual funds                                1,481,956                       1,743,849
                                                            ----------                      ----------
Bonds:
   Fidelity Advisor Intermediate
     Bond Fund                                    --              --               807          12,103
Common stock:
   Washington Banking Company                   81,352         691,492            --              --

Participant notes receivable                                      --                             2,613
                                                            ==========                      ==========

           Total investments                                $2,308,436                       2,060,820
                                                            ==========                      ==========



                                       8                             (Continued)

(6)   YEAR 2000

      The Plan administrator has conducted a comprehensive review of its internal systems and applications to mitigate the risks associated with Year 2000 compliance issues and has developed a Year 2000 remediation plan. Program conversions of systems and applications are underway and expected to be completed by December 31, 1999. The Plan administrator has inquired of the Plan's third-party service providers relating to their Year 2000 compliance. While these entities indicate they are or will be compliant, the Plan administrator has limited ability to evaluate their responses or to evaluate what impact, if any, such entities' potential noncompliance may have on the Plan's operations. Costs associated with the Plan administrator's Year 2000 remediation efforts are paid by the Sponsor.



                                       9                             (Continued)

                               WHIDBEY ISLAND BANK
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(7) NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

        Net assets available for benefits by fund as of December 31, 1998 and 1997, and the statement of changes in net assets by fund for December 31, 1998, are as follows:


                                                                                       1998
                                             --------------------------------------------------------------------------------------



                                                                                             SAFECO
                                              WASHINGTON        SAFECO         JANUS          SMALL         SAFECO         SAFECO
                                                BANKING     INTERNATIONAL    WORLDWIDE       COMPANY        GROWTH        NORTHWEST
                                                COMPANY       STOCK FUND       FUND           FUND           FUND           FUND
                                             ------------   -------------    ---------       --------      ---------      ---------
 Assets:
   Investments at fair value
       Money market funds                      $    --             --             --             --             --             --
       Mutual funds                                 --            1,534        228,211        115,917        511,881        133,235
       Bonds                                        --             --             --             --             --             --
       Common stock                              691,492           --             --             --             --             --
       Participant notes receivable                 --             --             --             --             --             --
                                               ---------      ---------      ---------      ---------      ---------      ---------
                                                 691,492          1,534        228,211        115,917        511,881        133,235
                                               ---------      ---------      ---------      ---------      ---------      ---------

  Receivables:
     Sponsor                                        --                7            278            215            928            221
     Participants                                   --               15          1,052            832          3,438            820
                                               ---------      ---------      ---------      ---------      ---------      ---------
                                                    --               22          1,330          1,047          4,366          1,041
                                               ---------      ---------      ---------      ---------      ---------      ---------
        Net assets available for benefits      $ 691,492          1,556        229,541        116,964        516,247        134,276
                                               =========      =========      =========      =========      =========      =========

                                                                                       1997
                                             --------------------------------------------------------------------------------------
Assets:
  Investments at fair value
     Money market funds                        $    --             --             --             --             --             --
     Mutual funds                                   --             --             --             --             --             --
     Bonds                                          --             --             --             --             --             --
     Common stock                                   --             --             --             --             --             --
     Participant notes receivable                   --             --             --             --             --             --
                                               ---------      ---------      ---------      ---------      ---------      ---------
                                                    --             --             --             --             --             --
                                               ---------      ---------      ---------      ---------      ---------      ---------

  Receivables:
     Sponsor                                        --             --             --             --             --             --
     Participants                                   --             --             --             --             --             --
                                               ---------      ---------      ---------      ---------      ---------      ---------
                                                    --             --             --             --             --             --
                                               ---------      ---------      ---------      ---------      ---------      ---------
        Net assets available for benefits      $    --             --             --             --             --             --
                                               =========      =========      =========      =========      =========      =========


                                                                                     1998
                                             ---------------------------------------------------------------------------------------
                                                                                                                        AMERICAN
                                                                                                                         CENTURY
                                                                                                                          GRAIN
                                                                                           SCUDDER                        VALUE
                                              NEUBERGER                      SAFECO       GROWTH AND       SAFECO         EQUITY
                                              & BERMAN        JANUS          EQUITY         INCOME         INCOME         INCOME
                                             EQUITY FUND       FUND           FUND           FUND           FUND           FUND
                                             ------------  -------------  -------------  -------------  ------------   -------------
 Assets:
   Investments at fair value
       Money market funds                          --             --             --             --             --             --
       Mutual funds                              37,461        147,247        165,520        125,573         11,770          3,337
       Bonds                                       --             --             --             --             --             --
       Common stock                                --             --             --             --             --             --
       Participant notes receivable                --             --             --             --             --             --
                                              ---------      ---------      ---------      ---------      ---------      ---------
                                                 37,461        147,247        165,520        125,573         11,770          3,337
                                              ---------      ---------      ---------      ---------      ---------      ---------

  Receivables:
     Sponsor                                         45             92            152            112             18              3
     Participants                                   190            332            655            364             75              8
                                              ---------      ---------      ---------      ---------      ---------      ---------
                                                    235            424            807            476             93             11
                                              ---------      ---------      ---------      ---------      ---------      ---------
        Net assets available for benefits        37,696        147,671        166,327        126,049         11,863          3,348
                                              =========      =========      =========      =========      =========      =========

                                                                                     1997
                                             ---------------------------------------------------------------------------------------
Assets:
  Investments at fair value
     Money market funds                            --             --             --             --             --             --
     Mutual funds                                  --             --             --             --             --             --
     Bonds                                         --             --             --             --             --             --
     Common stock                                  --             --             --             --             --             --
     Participant notes receivable                  --             --             --             --             --             --
                                              ---------      ---------      ---------      ---------      ---------      ---------
                                                   --             --             --             --             --             --
                                              ---------      ---------      ---------      ---------      ---------      ---------

  Receivables:
     Sponsor                                       --             --             --             --             --             --
     Participants                                  --             --             --             --             --             --
                                              ---------      ---------      ---------      ---------      ---------      ---------
                                                   --             --             --             --             --             --
                                              ---------      ---------      ---------      ---------      ---------      ---------
        Net assets available for benefits          --             --             --             --             --             --
                                              =========      =========      =========      =========      =========      =========


                                                                                1998
                                               ----------------------------------------------------------------------


                                                 SAFECO                        WHIDBEY       FIDELITY
                                                  HIGH          SAFECO       ISLAND BANK      ADVISOR        FIDELITY
                                                  YIELD         MONEY           MONEY         EQUITY         ADVISOR
                                                  BOND          MARKET          MARKET         GROWTH        BALANCED
                                                  FUND           FUND           FUND           FUND           FUND
                                               -----------   ------------   --------------   ---------      ---------
 Assets:
   Investments at fair value
       Money market funds                            --          134,988           --             --             --
       Mutual funds                                   270           --             --             --             --
       Bonds                                         --             --             --             --             --
       Common stock                                  --             --             --             --             --
       Participant notes receivable                  --             --             --             --             --
                                                ---------      ---------      ---------      ---------      ---------
                                                      270        134,988           --             --             --
                                                ---------      ---------      ---------      ---------      ---------

  Receivables:
     Sponsor                                            7            691           --             --             --
     Participants                                      19          2,374           --             --             --
                                                ---------      ---------      ---------      ---------      ---------
                                                       26          3,065           --             --             --
                                                ---------      ---------      ---------      ---------      ---------
        Net assets available for benefits             296        138,053           --             --             --
                                                =========      =========      =========      =========      =========

                                                                                1997
                                                ---------------------------------------------------------------------
Assets:
  Investments at fair value
     Money market funds                              --             --          302,255           --             --
     Mutual funds                                    --             --             --        1,412,209        331,640
     Bonds                                           --             --             --             --             --
     Common stock                                    --             --             --             --             --
     Participant notes receivable                    --             --             --            2,613           --
                                                ---------      ---------      ---------      ---------      ---------
                                                     --             --          302,255      1,414,822        331,640
                                                ---------      ---------      ---------      ---------      ---------

  Receivables:
     Sponsor                                         --             --             --             --             --
     Participants                                    --             --                7          6,114            720
                                                ---------      ---------      ---------      ---------      ---------
                                                     --             --                7          6,114            720
                                                ---------      ---------      ---------      ---------      ---------
        Net assets available for benefits            --             --          302,262      1,420,936        332,360
                                                =========      =========      =========      =========      =========


                                                            1998
                                                --------------------------


                                                  FIDELITY
                                                   ADVISOR
                                                 INTERMEDIATE
                                                    BOND
                                                    FUND           TOTAL
                                                --------------   ---------
 Assets:
   Investments at fair value
       Money market funds                              --          134,988
       Mutual funds                                    --        1,481,956
       Bonds                                           --             --
       Common stock                                    --          691,492
       Participant notes receivable                    --             --
                                                  ---------      ---------
                                                       --        2,308,436
                                                  ---------      ---------
  Receivables:
     Sponsor                                           --            2,769
     Participants                                      --           10,174
                                                  ---------      ---------
                                                       --           12,943
                                                  ---------      ---------
        Net assets available for benefits              --        2,321,379
                                                  =========      =========

                                                            1997
                                                --------------------------
Assets:
  Investments at fair value
     Money market funds                                --          302,255
     Mutual funds                                      --        1,743,849
     Bonds                                           12,103         12,103
     Common stock                                      --             --
     Participant notes receivable                      --            2,613
                                                  ---------      ---------
                                                     12,103      2,060,820
                                                  ---------      ---------
  Receivables:
     Sponsor                                           --             --
     Participants                                         7          6,848
                                                  ---------      ---------
                                                          7          6,848
                                                  ---------      ---------
        Net assets available for benefits            12,110      2,067,668
                                                  =========      =========

                               WHIDBEY ISLAND BANK
                                   401(K) PLAN
                          Notes to Financial Statement
                           December 31, 1998 and 1997

                                                                                            1998
                                                                    ---------------------------------------------------


                                                                                                              SAFECO
                                                                    WASHINGTON      SAFECO       JANUS        SMALL
                                                                     BANKING     INTERNATIONAL  WORLDWIDE     COMPANY
                                                                     COMPANY      STOCK FUND      FUND         FUND
                                                                    ----------   -------------  ---------    ----------
Additions to net assets available for benefits attributed to:
   Investment income:
     Interest and dividends                                         $     --            --           --            --
   Net appreciation (depreciation) in fair value
      of investments                                                  (284,732)           16       17,610       (45,768)
                                                                    ----------    ----------   ----------    ----------
                                                                      (284,732)           16       17,610       (45,768)
                                                                    ----------    ----------   ----------    ----------
  Contributions:
    Sponsor                                                               --             172        5,492         4,648
    Participants                                                          --             250       15,355        12,740
    Rollovers                                                             --            --          1,847         1,847
                                                                                  ----------   ----------    ----------
                                                                          --             422       22,694        19,235
                                                                    ----------    ----------   ----------    ----------
       Total additions                                                (284,732)          438       40,304       (26,533)
                                                                    ----------    ----------   ----------    ----------
Net interfund transfer                                                 976,224         1,118      189,237       143,497
                                                                    ----------    ----------   ----------    ----------
Deductions from net assets available for benefits
  paid to participants                                                    --            --           --            --
                                                                    ----------    ----------   ----------    ----------
       Net increase (decrease) in net assets available for benefits    691,492         1,556      229,541       116,964

Net assets available for benefits at beginning of year                    --            --           --            --
                                                                    ----------    ----------   ----------    ----------
Net assets available for benefits at end of year                    $  691,492         1,556      229,541       116,964
                                                                    ==========    ==========   ==========    ==========


                                                                                               1998
                                                                       ----------------------------------------------------




                                                                        SAFECO        SAFECO        NEUBERGER
                                                                        GROWTH       NORTHWEST      & BERMAN       JANUS
                                                                         FUND          FUND       EQUITY FUND      FUND
                                                                       ----------    ----------   ------------   ----------
Additions to net assets available for benefits attributed to:
   Investment income:
     Interest and dividends                                                  --            --            --            --
   Net appreciation (depreciation) in fair value
      of investments                                                      (53,392)        1,172          (845)       22,465
                                                                       ----------    ----------    ----------    ----------
                                                                          (53,392)        1,172          (845)       22,465
                                                                       ----------    ----------    ----------    ----------
  Contributions:
    Sponsor                                                                21,240         4,738           924         1,868
    Participants                                                           55,998        12,664         2,915         5,436
    Rollovers                                                              25,433         1,847          --          35,171
                                                                       ----------    ----------    ----------    ----------
                                                                          102,671        19,249         3,839        42,475
                                                                       ----------    ----------    ----------    ----------
       Total additions                                                     49,279        20,421         2,994        64,940
                                                                       ----------    ----------    ----------    ----------
Net interfund transfer                                                    466,968       113,855        34,702        82,731
                                                                       ----------    ----------    ----------    ----------
Deductions from net assets available for benefits
  paid to participants                                                       --            --            --            --
                                                                       ----------    ----------    ----------    ----------
       Net increase (decrease) in net assets available for benefits       516,247       134,276        37,696       147,671

Net assets available for benefits at beginning of year                       --            --            --            --
                                                                       ----------    ----------    ----------    ----------
Net assets available for benefits at end of year                          516,247       134,276        37,696       147,671
                                                                       ==========    ==========    ==========    ==========

                                                                                               1998
                                                                       ----------------------------------------------------
                                                                                                                 AMERICAN
                                                                                                                  CENTURY
                                                                                                                   GROUP
                                                                                       SCUDDER                     VALUE
                                                                        SAFECO       GROWTH AND      SAFECO        EQUITY
                                                                        EQUITY         INCOME        INCOME        INCOME
                                                                         FUND          FUND          FUND           FUND
                                                                       ----------    ----------    ----------    ----------
Additions to net assets available for benefits attributed to:
   Investment income:
     Interest and dividends                                                  --            --            --            --
   Net appreciation (depreciation) in fair value
      of investments                                                       15,148        (4,614)         (278)          308
                                                                       ----------    ----------    ----------    ----------
                                                                           15,148        (4,614)         (278)          308
                                                                       ----------    ----------    ----------    ----------
  Contributions:
    Sponsor                                                                 3,045         2,596           456            81
    Participants                                                            9,830         6,393         1,200           184
    Rollovers                                                                --            --            --            --
                                                                       ----------    ----------    ----------    ----------
                                                                           12,875         8,989         1,656           265
                                                                       ----------    ----------    ----------    ----------
       Total additions                                                     28,023         4,375         1,378           573
                                                                       ----------    ----------    ----------    ----------
Net interfund transfer                                                    138,304       121,674        10,485         2,775
                                                                       ----------    ----------    ----------    ----------
Deductions from net assets available for benefits
  paid to participants                                                       --            --            --            --
                                                                       ----------    ----------    ----------    ----------
       Net increase (decrease) in net assets available for benefits       166,327       126,049        11,863         3,348

Net assets available for benefits at beginning of year                       --            --            --            --
                                                                       ----------    ----------    ----------    ----------
Net assets available for benefits at end of year                          166,327       126,049        11,863         3,348
                                                                       ==========    ==========    ==========    ==========


                                                                                                 1998
                                                                          --------------------------------------------------


                                                                           SAFECO                     WHIDBEY      FIDELITY
                                                                            HIGH         SAFECO     ISLAND BANK     ADVISOR
                                                                            YIELD        MONEY         MONEY        EQUITY
                                                                            BOND         MARKET       MARKET        GROWTH
                                                                            FUND          FUND         FUND          FUND
                                                                          ----------   ----------   -----------   ----------
Additions to net assets available for benefits attributed to:
   Investment income:
     Interest and dividends                                                     --           --           5,129        12,806
   Net appreciation (depreciation) in fair value
      of investments                                                               7       26,198          --         185,436
                                                                          ----------   ----------    ----------    ----------
                                                                                   7       26,198         5,129       198,242
                                                                          ----------   ----------    ----------    ----------
  Contributions:
    Sponsor                                                                       76       19,026         3,078          --
    Participants                                                                 213       48,665          --          67,976
    Rollovers                                                                   --           --            --            --
                                                                          ----------   ----------    ----------    ----------
                                                                                 289       67,691         3,078        67,976
                                                                          ----------   ----------    ----------    ----------
       Total additions                                                           296       93,889         8,207       266,218
                                                                          ----------   ----------    ----------    ----------
Net interfund transfer                                                          --         59,649      (292,222)   (1,687,154)
                                                                          ----------   ----------    ----------    ----------
Deductions from net assets available for benefits
  paid to participants                                                          --        (15,485)      (18,247)         --
                                                                          ----------   ----------    ----------    ----------
       Net increase (decrease) in net assets available for benefits              296      138,053      (302,262)   (1,420,936)

Net assets available for benefits at beginning of year                          --           --         302,262     1,420,936
                                                                          ----------   ----------    ----------    ----------
Net assets available for benefits at end of year                                 296      138,053          --            --
                                                                          ==========   ==========    ==========    ==========

                                                                                          1998
                                                                         --------------------------------------


                                                                                        FIDELITY
                                                                           FIDELITY     ADVISOR
                                                                           ADVISOR    INTERMEDIATE
                                                                          BALANCED        BOND
                                                                            FUND          FUND          TOTAL
                                                                         ----------   -------------  ----------
Additions to net assets available for benefits attributed to:
   Investment income:
     Interest and dividends                                                    2,340           244        20,519
   Net appreciation (depreciation) in fair value
      of investments                                                          13,552           (32)     (107,749)
                                                                          ----------    ----------    ----------
                                                                              15,892           212       (87,230)
                                                                          ----------    ----------    ----------
  Contributions:
    Sponsor                                                                     --            --          67,440
    Participants                                                               1,163           106       241,088
    Rollovers                                                                   --            --          66,145
                                                                          ----------    ----------    ----------
                                                                               1,163           106       374,673
                                                                          ----------    ----------    ----------
       Total additions                                                        17,055           318       287,443
                                                                          ----------    ----------    ----------
Net interfund transfer                                                      (349,415)      (12,428)         --
                                                                          ----------    ----------    ----------
Deductions from net assets available for benefits
  paid to participants                                                          --            --         (33,732)
                                                                          ----------    ----------    ----------
       Net increase (decrease) in net assets available for benefits         (332,360)      (12,110)      253,711

Net assets available for benefits at beginning of year                       332,360        12,110     2,067,668
                                                                          ----------    ----------    ----------
Net assets available for benefits at end of year                                --            --       2,321,379
                                                                          ==========    ==========    ==========

                                                                      SCHEDULE 1

                               WHIDBEY ISLAND BANK
                                   401(K) PLAN

           Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                               DESCRIPTION OF INVESTMENT, INCLUDING
  IDENTITY OF ISSUER, BORROWER,                 MATURITY DATE, RATE OF INTEREST,
    LESSOR, OR SIMILAR PARTY                 COLLATERAL, AND PAR OR MATURITY VALUE              COST            CURRENT VALUE
-------------------------------------    -------------------------------------------------   -------------   -------------------
*Washington Banking Company              Common Stock, 81,352 shares                           $ 976,224            691,492
*Safeco Mutual Funds                     International Stock Fund, 116.748 shares                  1,519              1,534
*Janus Equity Funds                      Janus Worldwide Fund, 4,818.643 shares                  221,382            228,211
*Safeco Mutual Funds                     Small Company Fund, 10,386.825 shares                   160,558            115,917
*Safeco Mutual Funds                     Growth Fund, 22,549.836 shares                          569,801            511,881
*Safeco Mutual Funds                     Northwest Fund, 7,514.662 shares                        132,808            133,235
Neuberger & Berman Funds                 Equity Fund, 1,469.054 shares                            41,156             37,461
Janus Equity Funds                       Janus Fund, 4,375.816 shares                            128,106            147,247
*Safeco Mutual Funds                     Equity Fund, 7,119.147 shares                           157,570            165,520
Scudder                                  Growth & Income Fund, 4,772.84 shares                   140,042            125,573
*Safeco Mutual Funds                     Income Fund, 501.479 shares                              12,878             11,770
American Century Group                   Value Equity Income Fund, 528.793 shares                  3,498              3,337
*Safeco Mutual Funds                     High Yield Bond Fund, 30.675 shares                         270                270
*Safeco Mutual Funds                     Money Market Fund, 134,988.09 shares                    134,988            134,988


*A party-in-interest, as defined by Section 3(14) of ERISA

                                                                      Schedule 2


                               WHIDBEY ISLAND BANK
                                   401(K) PLAN
                Line 27(d)--Schedule of Reportable Transactions(1
                          Year ended December 31, 1998

                                                                                                          CURRENT VALUE
                                                                                                           OF ASSET ON
                                                                      PURCHASE    SELLING       COST OF    TRANSACTION
IDENTITY OF PARTY INVOLVED        DESCRIPTION OF ASSET                 PRICE       PRICE         ASSET        DATE        NET GAIN
---------------------------  ----------------------------------      ----------   ----------   ---------- -------------  ----------
Series of Transactions

Safeco Mutual Funds          Growth Fund                             $  854,510         --        854,510      854,510         --
Safeco Mutual Funds          Growth Fund                                   --        273,256      285,710      273,256       12,454
Safeco Mutual Funds          Equity Fund                                201,679         --        201,679      201,679         --
Safeco Mutual Funds          Equity Fund                                   --         44,188       44,109       44,188          (79)
Safeco Mutual Funds          Northwest Fund                             156,402         --        156,402      156,402         --
Safeco Mutual Funds          Northwest Fund                                --         22,969       23,594       22,969          625
Safeco Mutual Funds          Small Company Fund                         196,873         --        196,873      196,873         --
Safeco Mutual Funds          Small Company Fund                            --         35,183       36,315       35,183        1,132
Safeco Mutual Funds          Money Market Fund                        1,211,170         --      1,211,170    1,211,170         --
Safeco Mutual Funds          Money Market Fund                             --      1,076,654    1,075,222    1,076,654       (1,432)
Janus Equity Funds           Worldwide Fund                             256,086                   256,086      256,086         --
Janus Equity Funds           Worldwide Fund                                --         34,651       34,704       34,651           53
Janus Equity Funds           Janus Fund                                 147,615         --        147,615      147,615         --
Janus Equity Funds           Janus Fund                                    --         18,999       19,511       18,999          512
Scudder                      Growth and Income Fund                     162,640         --        162,640      162,640         --
Scudder                      Growth and Income Fund                        --         22,333       22,598       22,333          265

Single Transactions

Safeco Mutual Funds          Growth Fund                                628,960         --        628,960      628,960         --
Safeco Mutual Funds          Growth Fund                                   --        173,126      173,925      173,126         (799)
Safeco Mutual Funds          Equity Fund                                109,324         --        109,324      109,324         --
Safeco Mutual Funds          Money Market Fund                             --        976,224      975,429      976,224          795
Safeco Mutual Funds          Money Market Fund                          660,770         --        660,770      660,770         --
Safeco Mutual Funds          Money Market Fund                          260,704         --        260,704      260,704         --
Fidelity Investments         Fidelity Advisor Equity Growth Fund           --      1,689,888          (*)    1,689,888          (*)
Fidelity Investments         Fidelity Advisor Balanced Fund                --        362,642          (*)      362,642          (*)
Safeco Mutual Funds          Small Company Fund                         141,558         --        141,558      141,558         --
Janus Equity Funds           Worldwide Fund                             151,500         --        151,500      151,500         --
Scudder                      Growth and Income Fund                     129,415         --        129,415      129,415         --
Washington Banking Company   Common Stock                               976,224         --        976,224      976,224         --
Washington Banking Company   Whidbey Island Bank Money Market Fund         --        292,215      292,215      292,215         --

(1) Reportable transactions as defined in the Department of Labor's reporting regulations consist of (a) a single transaction in excess of 5% of the current value of plan assets, (b) a series of transactions with or in conjunction with the same person, involving property other than securities, which amount in the aggregate to more than 5% of the current value of plan asset (c) a series of transactions with respect to securities of the same issue, which amount in the aggregate to more than 5% of the current value of total plan assets and (d) any transactions with respect to securities with or in conjunction with a person if a prior or subsequent single transaction has occurred with respect to securities with or in conjunction with that same person in an amount in excess of 5% of the current value of plan assets. The current value of plan assets, to apply the definition of reportable transactions, is determined at the beginning of the plan year.

(*) Information was not provided by Fidelity, the custodian of the Plan through May, 1998

                                    EXHIBITS

23.1    Consent of Independent Accountants



                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




Date:    July 14, 1999



                                             WHIDBEY ISLAND BANK 401(K) PLAN



                                             By:    /s/  Michal D. Cann
                                                --------------------------------
                                                    Michal D. Cann, Trustee